SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock, $0.004 par value
(Title of Class of Securities)

518613203
(CUSIP Number)

Brian Carroll
 c/o Laureate Education, Inc.
650 S. Exeter Street
Baltimore, Maryland 21202
(410) 843-6100

Copy to:

Doug Warner, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1	NAME OF REPORTING PERSONS
SPG GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,915,991 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,915,991 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,915,991 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 3,837 shares of Class B Common Stock, 1,357,042 shares of Class A Common Stock, 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 3,552,293 shares of Class B Common Stock held through Wengen.  For additional information, see Note 5.

1	NAME OF REPORTING PERSONS
Snow Phipps Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,473,884 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,473,884 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,473,884 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 3,507 shares of Class B Common Stock, 1,236,719 shares of Class A Common Stock, 2,577 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 3,231,081 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAME OF REPORTING PERSONS
SPG Co-Investment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,554 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,554 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,554 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
< 0.1% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 4,071 shares of Class A Common Stock, and 17,483 shares of Class B Common Stock held through Wengen.  For additional information, see Note 5.

1	NAME OF REPORTING PERSONS
Snow Phipps Group (B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,979 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,979 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,979 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
< 0.1% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 34 shares of Class B Common Stock, 11,880 shares of Class A Common Stock, 25 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 31,040 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAME OF REPORTING PERSONS
Snow Phipps Group (Offshore), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
144,622 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
144,622 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,622 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
< 0.1% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 133 shares of Class B Common Stock, 39,972 shares of Class A Common Stock, 83 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 104,434 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAME OF REPORTING PERSONS
Snow Phipps Group (RPV), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
232,972 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
232,972 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
232,972 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 183 of Class B Common Stock, 64,400 shares of Class A Common Stock, 134 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 168,255 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAME OF REPORTING PERSONS
Ian Snow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,915,991 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,915,991 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,915,991 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3% (See Note 5)

14	TYPE OF REPORTING PERSON
IN

(1) Represents 3,837 shares of Class B Common Stock, 1,357,042 shares of Class A Common Stock, 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 3,552,293 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAME OF REPORTING PERSONS
Snow Phipps Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,656 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,656 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,656 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
< 0.1% (See Note 5)

14	TYPE OF REPORTING PERSON
OO

(1) Represents 3,837 shares of Class B Common Stock and 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors. For additional information, see Note 5.

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the reporting persons on February 16, 2017 (as amended, the “Statement”). This Amendment No. 1 is being filed primarily to report the automatic conversion of the Series A Preferred Stock held by certain of the reporting persons into shares of Class A Common Stock as well as to reflect a change in the percentage of Class A Common Stock beneficially owned by the reporting persons as a result of the conversion and the change in the number of Class A Common Stock outstanding as of April 23, 2018.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of this Statement is hereby amended and restated as follows:

The information set forth in Item 6 of this Statement is hereby incorporated by reference into this Item 3.

Certain investors, including certain investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), Cohen Private Ventures, LLC (together with its affiliates, “CPV”), Bregal Investments, Inc. (together with its affiliates, “Bregal”), StepStone Group LP (together with its affiliates, “StepStone”), Sterling Fund Management, LLC (together with its affiliates and investment funds managed by it, “Sterling”) and Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps” and, collectively with KKR, CPV, Bregal, StepStone and Sterling, the “Wengen Investors”) hold interests in the Issuer through Wengen Alberta, Limited Partnership (“Wengen”).  Wengen acquired its interests in the Issuer in August 2007 in a leveraged buyout for an aggregate total purchase price of $3.8 billion, including $1.7 billion of debt, all of which has been refinanced or replaced.

On December 4, 2016, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with certain investors, including Snow Phipps and the other investors party thereto pursuant to which the Issuer agreed to issue and sell to those investors a new series of its Convertible Redeemable Preferred Stock, Series A (“Series A Preferred Stock”), in a private offering.  Snow Phipps Group, L.P., SPG Co-Investment, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., and Snow Phipps Group (RPV), L.P. acquired 13,700, 45, 131, 442, and 712 shares of Convertible Redeemable Preferred Stock, Series A, respectively, for a purchase price of $1,000 per share.  The aggregate funds used in connection with the purchase by Snow Phipps was approximately $15 million, which were provided from general funds available to the Reporting Persons, including capital contributions from investors. On April 23, 2018, the Series A Preferred Stock held by certain of the Reporting Persons and the other holders of the Series A Preferred Stock was automatically converted into shares of Class A Common stock, with Snow, Phipps Group, L.P., S.P.G. Co-Investment, L.P., Snow, Phipps Group (B), L.P., Snow, Phipps Group (Offshore), L.P. and Snow, Phipps Group (RPV), L.P. received 1,236,719, 4,071, 11,880, 39,972, and 64,400 shares of Class A Common Stock, respectively.

On February 6, 2017, the Issuer completed an initial public offering (the “IPO”) of Class A Common Stock, the proceeds of which are primarily intended to be used to repay certain indebtedness of the Issuer. In connection with the IPO, the Issuer effected a recapitalization of its common stock into two classes of common stock, Class A Common Stock and Class B Common Stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which Class B Common Stock is convertible on a one-for-one basis into shares of Class A Common Stock at the option of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) of the Statement is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 127,553,314 shares of Class A Common Stock, which represents, in the aggregate, approximately 58.6% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), including as a result of their indirect ownership of Class B Common Stock through Wengen, their ownership of Class A Common Stock, their ownership of Class B Common Stock, and their ownership of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors.

Wengen beneficially owns an aggregate of 126,189,616 shares of Class B Common Stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors and certain of their affiliates may be deemed to have shared voting power over the 126,189,616 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 126,189,616 shares of Class B Common Stock held by Wengen, Snow Phipps Group, L.P., SPG Co-Investment, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., and Snow Phipps Group (RPV), L.P. may be deemed to have voting and investment power over 3,231,081, 17,483, 31,040, 104,434, and 168,255 shares of Class B Common Stock owned directly by Wengen, respectively.

In addition, Snow Phipps Group (Offshore), L.P., Snow Phipps Group (B), L.P., Snow Phipps Group, L.P. and Snow Phipps Group (RPV), L.P. beneficially own 2,819 shares of Class B Common Stock as a result of contractual arrangements with Mr. Snow. Mr. Snow disclaims any beneficial ownership of any securities held by Snow Phipps Group (Offshore), L.P., Snow Phipps Group (B), L.P., Snow Phipps Group, L.P. and Snow Phipps Group (RPV), L.P., except to the extent of his pecuniary interest therein.

The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below. Based on information provided by the Issuer, an aggregate of 589,830 shares of Class B Common Stock was subject to such voting proxy as of February 28, 2018.

In addition, Snow Phipps Group, L.P., SPG Co-Investment, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., and Snow Phipps Group (RPV), L.P. directly own 1,236,719, 4,071, 11,880, 39,972, 64,400 shares of Class A Common Stock, upon conversion of the Issuer’s Series A Preferred Stock, as set forth in the Form S-3 Registration Statement filed by the Issuer on April 23, 2018.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate 217,614,259 shares of Class A Common Stock which includes (1) 55,275,228 shares of Class A Common Stock outstanding as of April 20, 2018 plus 36,142,759 shares of Class A Common Stock issued by the Issuer on April 23, 2018 upon conversion of the Issuer’s Series A Preferred Stock, as set forth in the Form S-3 Registration Statement filed by the Issuer on April 23, 2018, (2) 126,189,616 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen, (3) 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and (4) 3,837 shares of Class B Common Stock.  The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.

Wengen, the other Wengen Investors and certain of their affiliates separately report their beneficial ownership of Class A Common Stock on separate Schedule 13D filings.

None of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock.

SIGNATURE

SPG GP, LLC

By:	/s/ Ian Snow	04/25/2018
Name: Ian Snow		Date
Title: Managing Member

Snow Phipps Group L.P.

By:	/s/ Ian Snow	04/25/2018
Name: Ian Snow		Date
Title: Managing Member

SPG Co-Investment, L.P.

By:	/s/ Ian Snow	04/25/2018
Name: Ian Snow		Date
Title: Managing Member

Snow Phipps Group (B), L.P.

By:	/s/ Ian Snow	04/25/2018
Name: Ian Snow		Date
Title: Managing Member

Snow Phipps Group (Offshore), L.P.

By:	/s/ Ian Snow	04/25/2018
Name: Ian Snow		Date
Title: Managing Member

Snow Phipps Group (RPV), L.P.

By:	/s/ Ian Snow	04/25/2018
Name: Ian Snow		Date
Title: Managing Member

Ian Snow

By:	/s/ Ian Snow	04/25/2018
Name: Ian Snow		Date

Snow Phipps Group, LLC

By:	/s/ Ian Snow	04/25/2018
Name: Ian Snow		Date
Title: Managing Member